Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for December 2016 of the Group to be published on the Shanghai Stock Exchange.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for December 2016 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange.

In December 2016, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group increased by 12.60% as compared to the same period last year (a year-on-year (“YoY”) basis). Of which, passenger capacity for domestic routes increased by 11.77%, passenger capacity on regional routes decreased by 20.85% and passenger capacity for international routes increased by 16.80%, respectively as compared to the same period last year. Compared to the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) increased by 16.94%. Of which, passenger traffic for domestic routes increased by 16.46%, passenger traffic on regional routes decreased by 16.87% and passenger traffic on international routes increased by 20.07%, respectively as compared to the same period last year. The passenger load factor was 79.91%, representing an increase of 2.97 percentage points as compared to the same period last year. Of which, the passenger load factor for domestic, international and regional routes increased 3.21 percentage points, 2.20 percentage points and 3.54 percentage points as compared to the same period last year, respectively. The Group has launched Guangzhou - Toronto route (three flights per week) since 7 December 2016 and has launched Guangzhou - Adelaide route (three flights per week) since 12 December 2016.

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In terms of cargo operations, in December 2016, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) increased by 11.82% as compared to the same period last year, and cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) increased by 15.74% as compared to the same period last year. The cargo load factor was 55.53%, representing an increase of 1.88 percentage points as compared to the same period last year.

In December 2016, the Group had introduced one A330-300 aircraft, two A320neo aircraft, one A321 aircraft, one B787-9 aircraft and one B737-800 aircraft, and had terminated the lease of two A319 aircraft and two B737-700 aircraft. As of the end of December 2016, the Group operated a fleet of 702 aircraft with 254 aircraft self-owned, 204 aircraft under finance lease and 244 under operating lease.

KEY OPERATION DATA OF DECEMBER 2016

	December 2016			Cumulative 2016
Capacity	Amount	Month-on- Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	12115.11	1.90	16.46	144974.28	4.47
Regional	217.87	5.37	-16.87	3083.65	-12.57
International	5321.91	15.44	20.07	58034.02	22.72
Total	17654.89	5.68	16.94	206091.95	8.71
RTK (in million)
Domestic	1247.75	1.53	15.85	14550.66	4.56
Regional	21.70	5.76	-13.25	292.46	-11.78
International	891.78	0.73	18.30	9539.72	17.19
Total	2161.23	1.24	16.45	24382.84	8.91
RTK - Cargo and Mail (in million)
Domestic	170.39	1.54	13.12	1756.66	5.65
Regional	2.40	13.30	34.79	21.87	1.31
International	422.88	-11.08	16.73	4441.21	11.66
Total	595.66	-7.72	15.74	6219.74	9.85
Passengers carried (in thousand)
Domestic	8098.86	0.35	15.34	98460.78	3.51
Regional	177.19	5.13	-10.93	2340.63	-8.79
International	1184.34	12.00	14.77	13813.31	17.77
Total	9460.40	1.76	14.64	114614.71	4.75
Cargo and mail carried (in thousand tonnes)
Domestic	104.80	0.37	12.67	1083.58	5.19
Regional	2.12	12.04	31.08	19.73	2.85
International	48.65	-9.25	16.19	508.90	10.09
Total	155.57	-2.72	13.97	1612.21	6.66

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	December 2016			Cumulative 2016
Capacity	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	15202.47	1.78	11.77	179654.04	4.39
Regional	294.51	3.91	-20.85	4193.20	-11.95
International	6595.45	12.73	16.80	72140.27	22.79
Total	22092.44	4.85	12.60	255987.51	8.65
ATK (in million)
Domestic	1754.53	1.27	10.70	20741.40	3.42
Regional	34.77	4.43	-22.80	491.25	-12.69
International	1271.69	2.60	16.12	13754.17	18.70
Total	3060.99	1.85	12.33	34986.81	8.64
ATK - Cargo and Mail (in million)
Domestic	386.31	-0.50	7.06	4572.54	0.15
Regional	8.26	6.13	-28.46	113.86	-15.06
International	678.10	-4.87	15.54	7261.54	15.27
Total	1072.70	-3.27	11.82	11947.94	8.63

	December 2016			Cumulative 2016
Load Factor	Figure (%)	MoM Change (Percentage Point)	YoY Change (Percentage Point)	Figure (%)	YoY Change (Percentage Point)
Passenger Load Factor (RPK/ASK)
Domestic	79.69	0.09	3.21	80.70	0.07
Regional	73.98	1.03	3.54	73.54	-0.52
International	80.69	1.90	2.20	80.45	-0.05
Total	79.91	0.63	2.97	80.51	0.04
Cargo and Mail Load Factor
Domestic	44.11	0.89	2.36	38.42	2.00
Regional	29.02	1.84	13.62	19.21	3.11
International	62.36	-1.36	0.64	61.16	-1.98
Total	55.53	-2.68	1.88	52.06	0.58
Overall Load Factor (RTK/ATK)
Domestic	71.12	0.19	3.16	70.15	0.76
Regional	62.41	0.79	6.87	59.53	0.62
International	70.13	-1.30	1.29	69.36	-0.89
Total	70.61	-0.42	2.50	69.69	0.17

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Notes:

1.	“RPK(s)” refers to the number of revenue passengers carried multiplied by the kilometers flown;
2.	“RTK(s)” refers to the revenue load (passenger and cargo) in tonnes multiplied by the kilometers flown;
3.	“RTK(s) - Cargo and Mail” refers to the revenue cargo and mail load in tonnes multiplied by the kilometers flown;
4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;
5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;
6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;
7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;
8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;
9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

16 January 2017

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

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